Exhibit 2.2

Docket #1064 Date Filed: 7/30/2012

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF MICHIGAN

SOUTHERN DIVISION

In re:	Chapter 11

ENERGY CONVERSION DEVICES, INC.,	Case No. 12-43166
et al.,[1]	(Jointly Administered)

Debtors.	Judge Thomas J. Tucker

FINDINGS OF FACT, CONCLUSIONS OF LAW AND ORDER

APPROVING DISCLOSURE STATEMENT AND CONFIRMING

SECOND AMENDED JOINT PLAN OF LIQUIDATION OF

ENERGY CONVERSION DEVICES, INC. AND UNITED SOLAR OVONIC LLC

These jointly-administered cases having come before this Court on the Second Amended Joint Plan of Liquidation of Energy Conversion Devices, Inc. and United Solar Ovonic LLC (together with all exhibits, supplements and amendments thereto, including the amendments set forth in this Order, the “Plan”), which was filed on May 31, 2012 [Docket No. 754] and the applicable disclosure statement (“Disclosure Statement”);2 the Court having established 12:00 p.m. on July 18, 2012 as the date and time on the combined hearing to approve the Disclosure Statement and consider the confirmation of the Plan and such hearing having been continued and adjourned for further hearings held on July 20, 2012; July 24, 2012; and July 25, 2012, with the hearing having been concluded on July 25, 2012; the Court being familiar with and having taken judicial notice of the entire record in these cases and upon all the proceedings had before the Court and upon the entire record of the hearing; the Court being duly advised in the premises, after due deliberation, and good cause appearing:

[1]	The Debtors in these jointly-administered cases are Energy Conversion Devices, Inc. (Case No. 12-43166) and United Solar Ovonic LLC (Case No. 12-43167).
[2]	All capitalized terms not defined herein have the meaning provided in the Plan.

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THE COURT FINDS THAT:3

A. This Court has jurisdiction over this case pursuant to 28 U.S.C. §§ 157 and 1334. Venue is proper pursuant to 28 U.S.C. § 1408 and 1409. Confirmation of the Plan and approval of the Disclosure Statement are core proceedings under 28 U.S.C. § 157(b)(2).

B. On or before June 12, 2012, in accordance with this Court’s Order Granting Debtors’ Motion for Entry of an Order (I) Establishing Procedures for Solicitation and Tabulation of Votes to Accept or Reject the Plan, Including (A) Approving Form of Solicitation Procedures, (B) Approving the Form and Notice of the Confirmation Hearing, (C) Establishing Record Date and Approving Procedures for Distribution of Solicitation Packages, (D) Approving Forms of Ballots, (E) Establishing Deadline for Receipt of Ballots, and (F) Approving Procedures for Vote Tabulations; (II) Establishing Deadline and Procedures for Filing Objections to Confirmation of the Plan; and (III) Granting Related Relief [Docket No. 687] (the “Procedures Order”) and Bankruptcy Rule 3017, and as evidenced by the Certificates of Service [Docket Nos. 806 and 808], the Debtors served on all creditors and parties in interest written notice of the Confirmation Hearing, the Plan, the Disclosure Statement, a ballot for accepting or rejecting the Plan (applicable to those parties entitled to vote under the Plan), a cover letter and a copy of the Court’s Procedures Order, which service constitutes adequate and sufficient notice under the Bankruptcy Code and the Bankruptcy Rules of the Plan, the Disclosure Statement, the date for accepting or rejecting the Plan and the Confirmation Hearing.

C. In accordance with the Procedures Order, on June 15, 2012, the Publication Notice (as defined in the Procedures Order) was published in the Wall Street Journal, Financial Times, Detroit Free Press and the Detroit News. Affidavits evidencing the publications were filed with the Court on June 29, 2012 [Docket Nos. 832, 834 and 835].

[3]

This Order constitutes the Court’s finding of fact and conclusions of law under Fed. R. Civ. P. 52, as made applicable by Federal Rule of Bankruptcy Procedure 7052 and 9014. Any finding of fact shall constitute a finding of fact even if stated as a conclusion of law, and any conclusion of law shall constitute a conclusion of law even if stated as a finding of fact.

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D. On July 16, 2012, the Debtors filed the Plan Supplement and Immaterial Amendments to the Second Amended Joint Plan of Liquidation of Energy Conversion Devices, Inc. and United Solar Ovonic LLC [Docket No. 983] (the “Plan Supplement”).

E. A significant number of entities (the “Objecting Parties”) filed or lodged with the Debtors objections to confirmation of the Plan (the “Objections”).

F. The Debtors have given notice of the Confirmation Hearing as required by Bankruptcy Rule 3017(d) and have substantially complied in all material respects with the Procedures Order and with Bankruptcy Rule 2002(b). Such notice was good and sufficient under the particular circumstance, was reasonably calculated to provide all ascertainable entities affected by the Plan with due process, and no further notice is required other than notice of the entry of this Order required by Bankruptcy Rule 3020(c)(2). The solicitation of votes to accept or reject the Plan satisfies Bankruptcy Rule 3018 because the Plan was transmitted to all creditors entitled to vote on the Plan and sufficient notice was provided to vote to accept or reject the Plan.

G. The Plan complies with Bankruptcy Rule 3016.

H. The Disclosure Statement contains adequate information within the meaning of 11 U.S.C. § 1125.

I. The provisions of chapter 11 of Bankruptcy Code, including sections 1122(a) and 1123 of the Bankruptcy Code have been complied with. All Claims in each class under the Plan are substantially similar to other Claims in such class. Valid business and legal reasons exists for the various classes of claims and interests created under the Plan, and such classification does not unfairly discriminate among holders of Claims or interests.

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J. The proponents of the Plan have complied with the provisions of the Bankruptcy Code, and the Plan has been proposed in good faith and not by any means forbidden by law.

K. All payments made or promised to be made under the Plan for services or for costs and expenses in, or in connection with the case, have been fully approved by the Court or will be subject to the approval of the Court as reasonable.

L. The identity of the Liquidation Trustee and the Liquidation Trust Oversight Committee have been disclosed in the previously filed Plan Supplement. Prior to the Effective Date, the full Liquidation Trust Oversight Committee will meet to deliberate regarding the final selection of the Liquidation Trustee, and the final selection of the Liquidation Trustee made by majority vote at the meeting will be disclosed in an Amended Plan Supplement to be filed in the Bankruptcy Court. The manner of selection and appointment of the Liquidation Trustee as described above is consistent with the interest of holders of Claims and interests and with public policy, thus satisfying the requirement of section 1129(a)(5) of the Bankruptcy Code.

M. No governmental regulatory commission is required to approve the rates charged by the Debtors.

N. Classes 2A, 3, 4, and 5 are impaired under the Plan. Each holder of an impaired Claim has accepted the Plan or will receive or retain under the Plan on account of such Claim property of a value, as of the Effective Date, that is not less than the amount that such holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code.

O. As set forth in the Amended Ballot Report [Docket No. 1059] filed in this case, Classes 2A, 3, and 4 have voted to accept the Plan. Class 1 and 2B are unimpaired and are

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conclusively presumed to have accepted the Plan without the solicitation of acceptances or rejection pursuant to 1126(f) of the Bankruptcy Code. Because Class 5 will not receive or retain any property on account of such Equity Interests, Class 5 is presumed to have rejected the Plan pursuant to Bankruptcy Code § 1126(g). Nevertheless, the Plan is confirmable because the Plan satisfies the requirements of Section 1129(b) with respect to Class 5 (as discussed in Paragraph U below).

P. The Plan provides for treatment of Administrative Expense Claims, U.S. Trustee Fees and Priority Tax Claims in the matter required by Section 1129(a)(9) of the Bankruptcy Code.

Q. As set forth in the Amended Ballot Report [Docket No. 1059], Classes 3 and 4 have accepted the Plan and therefore at least one class of impaired claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a claim of such class.

R. It is contemplated that confirmation of the Plan will be followed by liquidation. No further financial reorganization of the Debtors will be required.

S. In compliance with section 1129(a)(12) of the Bankruptcy Code, the Plan provides for payment of all fees payable under 28 U.S.C. § 1930.

T. The provisions of 11 U.S.C. § 1129(a)(13) are not applicable as the Debtors have no retiree benefit programs as defined in Bankruptcy Code Section 1114(a).

U. Class 5 claims will neither receive nor retain any property under the Plan and, accordingly, are deemed to have rejected the Plan. Pursuant to Section 1129(b)(1) of the Bankruptcy Code, the Plan may be confirmed regardless of whether Equity Interest in Class 5 are impaired and have not accepted (or are deemed not to have accepted) the Plan. Other than the

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requirement in Section 1129(a)(8) of the Bankruptcy Code that Class 5 accept the Plan, all of the requirements of Section 1129(a) of the Bankruptcy Code have been met. In addition, the Plan does not discriminate unfairly, and is fair and equitable, with respect to Class 5 because there are no holders of Claims or interests junior to the holder of Claims or interest in Class 5 that will receive or retain under the Plan any property on account of such junior claim or interests.

V. The principal purpose of the Plan is not the avoidance of taxes or avoidance of section 5 of the Securities Act of 1933 and no governmental unit has requested that the Bankruptcy Court deny confirmation on such basis.

W. The provision in the Plan regarding the selection of the Liquidation Trust Oversight Committee and the appointment of the Liquidation Trustee are consistent with interests of creditors and equity security holders and with public policy.

X. Based upon the record before the Court in these Bankruptcy Cases, the Debtors, the Committee, and the Ad Hoc Consortium of Noteholders, and each of their respective members, officers, directors, agents financial advisers, attorneys, employees and affiliates and representatives have acted in good faith within the meaning of the Bankruptcy Code section 1125(e) and are entitled to the protections afforded by Bankruptcy Code section 1125.

Y. The modifications contained in the Plan Supplement and in this Order constitute immaterial modifications allowed pursuant to 11 U.S.C. § 1127 and do not adversely and materially change the treatment of any claim or interest under the Plan.

Z. On July 30, 2012, the Debtors filed an Amended Stipulated Notice of Filing Amended Trust Agreement and Proposed Plan Confirmation Order [Docket No. 1063], the Liquidation Trust Agreement attached thereto as Exhibit 1 is referred to as the “Liquidation Trust Agreement.”

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IT IS ORDERED THAT:

1. As stated by the Court, and for the reasons stated by the Court, on the record during the July 18, 2012 confirmation hearing, the objections to the Disclosure Statement contained in the “Limited Objection to Disclosure Statement” filed by Ovonyx, Inc. (Docket # 976) are overruled. The Disclosure Statement is approved on a final basis.

2. The Plan and the Liquidation Trust Agreement are approved and confirmed consistent with the terms set forth in this Order, and have satisfied all of the requirements of Chapter 11. If there is any conflict between the terms of the Plan and the exhibits thereto, and the terms of this Order, the terms of this Order shall control.

3. All Objections to confirmation of the Plan which have not been withdrawn are overruled.

4. The Plan is modified as follows:

a.	The following sentence is added to the end of Article II.C:

Upon the failure of the Debtors to make any payment due on an Allowed Priority Tax Claim in accordance with section 1129(a)(9)(C) of the Bankruptcy Code, and such failure is not cured within thirty days of the mailing of a written notice of default by the taxing authority to the Debtors, the taxing authority may exercise all rights and remedies available under non-bankruptcy law for the collection of its unpaid claim and/or seek appropriate relief in the Bankruptcy Court.

b.	The following new Article IV.C-1 is added between Article IV.C and IV.D:

JPMorgan Chase Bank, N.A. (“Chase”) is the holder of an “other Secured Claim” pursuant to Article IV of the Plan arising from and related to a Letter of Credit Agreement dated as of September 19, 2010 among the Debtor United Solar Ovonic LLC and Chase (as amended, the “Letter of Credit Agreement”). The Allowed Secured Claim of Chase is not impaired under the Plan and Chase is retaining under the Plan its legal, equitable and contractual rights in respect of such Claim. Notwithstanding any term or provision

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in the Plan to the contrary, including, but not limited to, Article V, F., thereof, (a) Chase shall continue to have all of the rights, Liens, Claims, encumbrances, and remedies granted to Chase under the (i) Letter of Credit Agreement, (ii) the Pledge of Deposit Account dated as of September 29, 2010 (the “Pledge Agreement”) and (iii) the Cash Management Order, including, but not limited to, a first lien and security interest in and upon the collateral pledged by USO to, and held by, Chase in the USO Collateral Account (as defined in the Cash Management Order) or any substitute account and the proceeds thereof; and (b) Chase shall, at all times, continue to have the right to debit the USO Collateral Account or any substitute account for all sums due or to become due to Chase under the Letter of Credit Agreement and the Pledge Agreement, which rights survive confirmation of the Plan and any assignment of assets under the Plan. When all obligations due to Chase under the Letter of Credit Agreement and Pledge Agreement are satisfied in full, (a) Chase shall release and, as appropriate, return to the Liquidation Trust all remaining collateral pledged by USO to, and held by, Chase in the USO Collateral Account (as defined in the Cash Management Order) or any substitute account and the proceeds thereof, and execute documents reasonably requested by the Liquidation Trustee evidencing such release and return; and (b) to the extent that Chase honors a draw on a letter of credit and is subsequently reimbursed (through setoff) by the Debtors on account of such draw, Chase will assign to the Debtors any rights contained in the letters of credit that Chase may have to reclaim or recover proceeds from the draw on the letter of credit.

c.	The outstanding objections of JBD Troy, LLC, The Pegasus Group and U.S. Bank concerning the “best interest” test and substantive consolidation as applied to creditors entitled to recovery from each of the Debtors’ estates arising from a claim against USO (as such claim may be allowed, the “USO Claim”) and a claim based on a guarantee by ECD (as such claim may be allowed, the “ECD Claim”), are fully resolved and all objections of such creditors to the Plan are withdrawn, with prejudice, as a result of the following new Article IV.D-1 which is added between Article IV.D and IV.E:

Class 3B: General Unsecured Claims with Debtor Guarantees

1. Classification: Class 3B consists of any creditor holding a guaranty claim by one Debtor of the obligations of the other Debtor (the “Class 3B Creditors”).

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2. Treatment: Each holder of an Allowed Class 3B Claim is entitled to a recovery and distribution at the time of any distribution to Class 3 creditors, in an amount on its pair of Claims, which is the greater of: (i) the allowed amount the USO Claim would receive under substantive consolidation of the ECD and USO estates, without accounting for the ECD Claim; or (ii) the allowed amount that the ECD Claim and the USO Claim would receive, in the aggregate, as distributions based on a separate liquidation of each estate, respectively (the “Separate Liquidation Amount,” as initially determined by the Liquidation Trustee and applied equally to each Class 3B Creditor, but subject to the right of the Class 3B Creditor to object to the Liquidation Trustee’s calculation.) Holders of Allowed Claims in Class 3B will receive any initial and interim distributions based on a single claim amount. Upon written notification to the Liquidation Trustee, a Class 3B creditor may elect to receive recovery on option (i) above, waiving the option to recover under option (ii). The final distribution to Class 3B Creditors shall include the adjustment, if any, to the recovery due to Class 3B Creditors based on the alternative liquidation treatment provided for above according to the selection made by each Class 3B Creditor. The Debtors and the Class 3B Creditors each reserve all claims, including Administrative Expense claims, defenses and objections relating to any claim between Debtors and any of the Class 3B Creditors, including the allowability of any claim and the Liquidation Trustee’s method of calculating a distribution based on such claim. This Court retains jurisdiction to resolve any disputes relating to the resolution of such claim or distribution amount or the method of calculating a distribution. Except as provided in this Article IV.D-1, the Class 3B Creditors treatment under this Plan will otherwise be consistent with the treatment of Class 3 Creditors.

The substantive basis for objection argued in paragraph 16 of the Debtors’ Objection to Pegasus Group’s Claim [Docket No. 877] is hereby waived and withdrawn with prejudice with respect to the claims of JBD Troy, LLC, The Pegasus Group and U.S. Bank. JBD Troy, LLC, The Pegasus Group and U.S. Bank each agree to withdraw their objections to the substantive consolidation feature of the Plan. The Pegasus Group and JBD Troy, LLC withdraw their respective Motions for Temporary Allowance of Claim for Voting Purposes [Docket Nos. 931 and 943]

3. Voting: Allowed Claims in Class 3B are impaired, and, thus, the holders of such Allowed Claims in Class 3B will be entitled to vote to accept or reject the Plan.

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d.	Article IV.E.2 is amended and restated as follows:

Treatment: Subject to the occurrence of the Effective Date, each holder of an Allowed Warranty Claim shall receive from the Warranty Trust cash or, at the claimant’s election, inventory in an amount not to exceed the Warranty Claimant Percentage Amount. For purpose of calculating the distribution amount, inventory will be valued at the orderly liquidation value of the inventory.

e.	Article V.D is amended and restated as follows:

Sale of Assets. Substantially all of the Assets of the Debtors shall be sold, free and clear of all Liens, Claims, encumbrances and Interests whatsoever, whether known or unknown, except as agreed to by any purchaser (but not in violation of any applicable federal laws, regulations, funding agreements or patent waivers regarding restrictions on the transfer or sale of the assets, including without limitation, restrictions arising under 15 U.S.C. section 278n and 42 U.S.C. section 5908). Subject to the terms of this Plan, any and all Liens, Claims and encumbrances are deemed to attach to the proceeds of the sale of the purchased Assets with the same validity, priority, force and effect as such liens, Claims and encumbrances had on the purchased Assets prior to the Petition Date.

f.	The following sentence is added to the end of Article V.G.3 :

The Liquidation Trustee shall also have the duties of a chapter 7 trustee for all creditors of both Debtors. Each member of the Liquidation Trust Oversight Committee and the Liquidating Trust Oversight Committee shall have the same duties as the Liquidation Trustee.

g.	Article V.G.5.b is amended and restated with the following:

(i) The Liquidation Trust Oversight Committee shall direct the Liquidation Trustee to invest its corpus in prudent investments in compliance with Bankruptcy Code Section 345 and may require a fidelity bond from the Liquidation Trustee in a reasonable amount.

(ii) The Liquidation Trustee shall report all material matters to and seek approval for all material decisions from the Liquidation Trust Oversight Committee.

(iii) Except as provided in Article V.G.6.b(iv) and (vi) the Liquidation Trust Oversight Committee shall act on all matters by majority vote at a duly called meeting at which members may attend personally or telephonically.

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(iv) The Liquidation Trust Oversight Committee may only remove the Liquidation Trustee by unanimous consent of the Liquidation Trust Oversight Committee or with approval from the Bankruptcy Court after notice and opportunity for hearing.

(v) Any party in interest, including any member of the Liquidation Trust Oversight Committee may move the Bankruptcy Court for the removal of the Liquidation Trustee for cause.

(vi) The Liquidation Trust Oversight Committee member appointed by the Committee is authorized and directed to act alone on behalf of the Liquidation Trust Oversight Committee with respect to: (i) all Claims and Causes of Action arising out of or related to the Share Lending Agreement (as defined in the Disclosure Statement) or any hedging transaction directly related to the Share Lending Agreement but excluding any such claims against a member of the Ad Hoc Consortium; and (ii) all Claims and Causes of Action against the Debtors’ present and former directors and officers that are not released under Article X.B of the Plan (collectively, the “Committee Controlled Actions”).

h.	The following new Article V.G.5.c is added:

In the event of an actual conflict of interest between the Liquidation Trustee as to a matter it is handling and a claim, right, defense or interest of a member of the Liquidation Trustee Oversight Committee, the Liquidation Trustee will seek Bankruptcy Court approval, after notice and opportunity for hearing, of any proposed resolution, disposition or settlement of such claim, right, defense or interest. For purposes of Article V.G.5c and Article V.G.5d, a conflict of interest of any member of the Ad Hoc Consortium is imputed to each member of the Liquidation Trust Oversight Committee designated by the Ad Hoc Consortium and a conflict of interest of the Committee is imputed to the member of the Liquidation Trust Oversight Committee designated by the Committee.

i.	The following new Article V.G.5.d is added:

If an individual member of the Liquidation Trust Oversight Committee believes there is a conflict of interest, breach of duty or abuse of process in respect of the Liquidation Trustee Oversight Committee’s or the Liquidation Trustee’s handling of a matter, that member may petition the Bankruptcy Court to resolve the dispute,

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upon motion and notice to parties in interest, and shall be entitled to payment of reasonable attorney’s fees by the Liquidation Trustee from the Assets of the Liquidation Trust; provided, however, that such fees are incurred by a counsel that has not had any prior involvement in these Bankruptcy Cases.

j.	The following paragraph amends and restates the third paragraph of Article V.R:

Notwithstanding anything in this Article V.R, the Committee shall continue to have standing and a right to be heard following the Effective Date and shall not be dissolved solely with respect to: (a) Claims for Professional Fees of Professionals, including without limitation the filing and pursuit of the Committee’s Professionals arising prior to the Effective Date or which are a part of any fee application filed; (b) Claims for professional fees and expenses incurred by the Ad Hoc Consortium and claimed as an Administrative Expense Claim under the Plan; (c) any appeals of the Confirmation Order; and (d) to designate any replacement or successor member of the Liquidation Trust Oversight Committee. All reasonable fees and expenses incurred with respect thereto shall be paid by the Liquidation Trustee to the extent of available assets, as applicable, without further order of the Bankruptcy Court.

k.	The following is added to the end of Article VII.A:

Notwithstanding the foregoing, the executory contracts and unexpired leases designated by the Debtors on Exhibit 3 to the Plan Supplement and Amendment to the Second Amended Joint Plan of Liquidation of Energy Conversion Devices, Inc. and United Solar Ovonic LLC [Docket No. 983], together with any additional executory contract identified by the Debtors by filing a Notice of Assumption prior to the Effective Date of the Plan (collectively, the “Plan Assumed Contracts”) will be assumed pursuant to Section 1123(b)(2) of the Bankruptcy Code by the Debtors upon the Effective Date of the Plan. The Debtors are authorized to assign any Plan Assumed Contract by filing a motion with the Bankruptcy Court to approve such assignment at any time prior to the closing of the Chapter 11 Cases, which assignment shall be governed by Section 365 of the Bankruptcy Code, and the Bankruptcy Court retains jurisdiction to decide such assignment motions. Notwithstanding anything herein to the contrary, the Plan Support Agreement shall be assumed as modified by the modifications set forth in this Order and all breaches, if any, occurring prior to the Effective Date shall be waived.

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l.	Article X.B.2 is amended and restated in its entirety as follows:

As of the Effective Date, each holder of a Claim or Equity Interest that votes in favor of the Plan shall be deemed to have released all direct or derivative claims in connection with or related to any action or omission taking place prior to the Effective Date in any way relating to the Debtors, the Bankruptcy Cases, the Plan, the Plan Support Agreement, the Ad Hoc Consortium and its members or the Committee, against the Ad Hoc Consortium and its members or any of their employees, agents, financial advisors, attorneys and professionals; provided, however, the foregoing shall not waive or release any causes of action arising out of (i) any contractual obligations owing by any such party or (ii) the willful misconduct, gross negligence, intentional fraud or criminal conduct of any such party The foregoing releases do not apply to non-Debtor third-parties that do not vote to accept the Plan.

m.	Article X.B.3 shall be deleted in its entirety and replaced with the following:

As of the Effective Date, each Debtor shall be deemed to have released all claims in connection with or related to any action or omission taking place prior to the Effective Date in any way relating to the Debtors, the Bankruptcy Cases, the Plan, the Plan Support Agreement, the Ad Hoc Consortium or its members or the Committee, against the Debtors’ current and former directors, officers, employees, agents, financial advisors, attorneys, professionals and other insiders (the “D&Os”), solely to the extent any liability for such claims exceeds the then applicable remaining limits of Debtors’ in-force directors’ and officers’ liability insurance policies or in-force run-off or tail coverage (collectively, the “D&O Insurance”); provided, however, the foregoing shall not waive or release any causes of action arising out of (i) any contractual obligations owing by any such party (ii) Avoidance Actions or (iii) the willful misconduct, gross negligence, intentional fraud or criminal conduct of any such party. The claims, rights and causes of action against the D&Os that are not released by the foregoing sentence are referred to as the “D&O Retained Claims”.

The Liquidation Trustee covenants and agrees and is enjoined and directed not to take any action of any kind to collect, enforce, recover, document, record, register as a lien against any D&O except with respect to and to the extent of any D&O Retained Claims. Each and every D&O is an intended third party beneficiary of this Article X.B.3 and may petition this Bankruptcy Court or any other court with jurisdiction to enforce the terms of this Article X.B.3, and this Court returns jurisdiction to resolve any such matter.

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Notwithstanding anything herein or in the Plan to the contrary, the D&O Retained Claims are hereby preserved. Nothing in this paragraph shall be construed to waive or release the D&O Retained Claims, and such directors, officers and employees shall remain legally liable for such claims and any settlement or judgment arising therefrom.

n.	The following is added to the end of Article X.B.4:

Upon filing of the written and signed affirmation described below and provided that the following representation and warranty is true, complete and accurate, and notwithstanding the exclusion of section 502(d) and Avoidance Actions from the release contained in this Article X.B.4, the release of claims in this Article X.B.4 shall include all Claims and Causes of Action arising out of or related to the Share Lending Agreement or the shares lent under the Share Lending Agreement (the “Borrowed Shares”), including the hedging of the Borrowed Shares (the “Share Lending Claims”), including without limitation, Claims to recharacterize the Notes or for fraudulent conveyance under 11 U.S.C. § 548 or any other applicable law as a result of the Share Lending Claims. As consideration for this release, each member of the Ad Hoc Consortium represents and warrants that, directly or indirectly, it was not involved in the Share Lending Agreement and it did not receive any Borrowed Shares or participate in hedge transactions in connection with the Borrowed Shares and shall, on or before the Effective Date, file its written affirmation of the foregoing. Nothing in this paragraph or the Plan is intended to affect any Claims or Causes of Action, including Share Lending Claims against the Debtor, its current or former officers and directors, or insiders, or any other current or former bondholders, all of which are hereby preserved.

o.	The following new Article X.B.5 is added:

The foregoing releases in Article X.B of the Plan shall not constitute a waiver or release of any claims or causes of action that the bankruptcy estate of Solar Integrated Technologies, Inc. (“SIT”) may have against SIT’s officers, directors and professionals or other persons with independent legal duties and obligation to SIT, whether or not such persons were also officers, directors or professionals of the Debtors. Moreover, the foregoing releases in Article X.B shall not enjoin the collection of any tax debts due to the State of Michigan by non-Debtors.

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p.	Article X.C is deleted in its entirety, and for the avoidance of doubt, notwithstanding anything in the Plan or the Plan Support Agreement to the contrary, all indemnities by the Debtor of its current or former officers, directors or insiders shall be rejected as of the Effective Date.

q.	Article X.D is amended and restated in its entirety as follows:

Assumption of D&O Insurance Policies. As of the Effective Date, the Debtors shall be deemed to have assumed and assigned to the Liquidation Trustee all of the Debtors’ unexpired directors’ and officers’ liability insurance policies pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the foregoing assumption of each of the unexpired directors’ and officers’ liability insurance policies. Notwithstanding anything to the contrary contained in the Plan, confirmation of the Plan shall not discharge, impair or otherwise modify any insurance coverage or indemnity obligations of the insurers as to the Debtors and as to Solar Integrated Technologies, Inc., under the unexpired directors’ and officers’ liability insurance policies (the “Insurer Indemnity”). Each Insurer Indemnity obligation will be deemed and treated as an executory contract that has been assumed by the Debtors under the Plan as a part of the assumption of such insurance policy or contract.

r.	The following is added to the end of Article X.E:

In addition to any directors’ and officers’ tail coverage insurance policy for current and former officers and directors of the Debtors that are in force or have been bound as of the date of this Order, the Debtors shall secure as much additional coverage as possible for a premium of $350,000.

5. The holders of the Notes shall have an Allowed Class 3 Claim in an amount equal to $262,341,611.58, which amount reflects (i) the outstanding principal as of the Petition Date; plus, (ii) accrued and unpaid interest through the Petition Date; less, (iii) an adjustment for the unamortized 3% original issue discount relating to the Notes; provided, however, the Allowed Claim relating to the Notes is subject to disallowance under Section 502(d) of the Bankruptcy Code. This Section does not waive, release or impair any Claims or Causes of Action against the Ad Hoc Consortium that are not released under Article X.B.4.

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6. On July 16, 2012, the Debtors filed the Debtors’ Report and Warranty Claims Estimate Recommendation [Doc. No. 980], wherein they requested that the Warranty Claims Estimated Amount for purposes of the Plan be set at $4.0 million (the “Report Amount”). Provided that no party in interest files a timely objection to the Report Amount in accordance with the Scheduling Order Establishing Procedures for Estimating Debtors’ Aggregate Warranty Claims Liability in Connection with Warranty Claims Trust [Docket No. 822] (the “Warranty Procedures Order”) that is not withdrawn by August 24, 2012, (i) the Debtors and, upon the Effective Date, its successor, the Liquidation Trustee, (ii) Sunway 2, LLC, (iii) Sunway 3, LLC, (iv) Metecno Industrie, S.p.A, and (v) the Ad Hoc Consortium of Noteholders (collectively, the “Warranty Settling Parties”) agree that the Report Amount, which establishes the Warranty Claim Estimated Amount under the Plan, shall be $17,500,000 (the “Amended Report Amount”). Each of the Settling Parties shall be bound by the Amended Report Amount for purposes of establishing the Warranty Claim Estimated Amount. If, however, any party in interest other than the Warranty Settling Parties timely objects to the Report Amount and such objection is not withdrawn by August 24, 2012, then as of August 25, 2012: (a) the Warranty Settling Parties will not be bound by the Amended Report Amount for purposes of determining the Warranty Claim Estimated Amount, (b) the compromise set forth in this paragraph will not be admissible for or against any of the Warranty Settling Parties for any purposes, and (c) each of the Warranty Settling Parties reserves all of their rights in connection with resolving disputes with respect to the Warranty Claim Estimated Amount. The compromise set forth in this paragraph and the establishment of the Amended Report Amount shall not impact or affect any party in interest’s rights with respect to the allowance of any individual Warranty Claim.

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7. Notwithstanding anything in the Plan to the contrary, the Liquidation Trust Assets shall not be used for the pursuit of the Committee Controlled Actions. In respect of a fee for a pursuit, if any, of the Committee Controlled Actions, only a contingency fee may be paid from the recovery of the Committee Controlled Actions, and in no event will the Liquidation Trustee pay any fees, costs and expenses arising from or related to any Committee Controlled Action except for the contingency fee earned and from the proceeds of the Committee Controlled Action; provided however, if the Committee’s counsel does not represent the Liquidation Trustee in any aspect of the Committee Controlled Actions, then the Liquidation Trustee may pay up to 20 hours of time to the Committee’s counsel in order for the Committee’s counsel to provide background information and research to the law firm representing the Liquidation Trustee.

8. Notwithstanding anything contained in the Plan to the contrary, the Effective Date will not occur until the Debtors provide a notice of circumstances, in form and content acceptable to the Committee and in accordance with the provisions below, to the insurer under any D&O insurance, for the purposes of setting forth all circumstances for which claims of the insureds under such policies may be made. The Debtors will provide a draft to the Committee within five (5) days after the entry of this Order, and the Committee will provide any comments within four days (4) thereafter. The Debtors agree to provide the Committee evidence of the delivery of such notice before the Effective Date. The Debtors may request, and the Committee consents to, an expedited hearing in front of this Court on August 15, 2012 or as soon thereafter as the Court is available to resolve any unresolved issues relating to such notice.

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9. The foregoing modifications to the Plan constitute a modification of the Plan within the meaning of 11 U.S.C. § 1127(a) and do not adversely change the treatment of any claim or any creditor and therefore, in accordance with Federal Rule of Bankruptcy Procedure 3019, the Plan is deemed accepted by all creditors who have previously accepted the Plan, and it is not necessary for the Plan or the modification to be re-noticed to creditors. As modified, the Plan meets the requirement of Sections 1122, 1123 and 1129 of the Bankruptcy Code.

10. Subject to any applicable provision of the Plan, and notwithstanding any otherwise applicable law, upon the Effective Date, the terms of the Plan and this Order are deemed binding upon the Debtors, the Committee, the Ad Hoc Consortium and any and all holders of Claims or Equity Interests regardless of whether such Claims or Equity Interests are allowed, disallowed, subordinated, equitably subordinated, contingent or impaired under the Plan or whether the holders of such Claims or Equity Interests accepted, rejected or are deemed to have accepted or rejected the Plan.

11. The classification of Claims and Equity Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications set forth on the ballots shall not be deemed to modify or otherwise affect the classification of such Claim under the Plan for distribution purposes.

12. Notwithstanding the entry of this Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction over these Bankruptcy Cases after the Effective Date to the greatest extent legally permissible, including, but not, limited to: (i) all matters set forth in Article VIII of the Plan, (ii) the timing and amount of any distribution under the Plan; and (iii) any and all other matters arising out of, or in any way related to, the Plan.

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13. All release, injunctions, limitations of liability and exculpation provision in the Plan, including without limitation, those in Article X of the Plan, are fair and equitable and given for valuable consideration and are in the best interest of the Debtors and all parties in interest, and such provisions shall be effective and binding on all persons and entities, to the extent provided therein, and are incorporated in this Order as if set forth in full herein and are hereby approved in their entirety.

14. The designation of Dwayne Moyers, Morgan Neff and Brad Walker as members of the Liquidation Trust Oversight Committee is hereby approved, and the designation of the Liquidation Trustee in the manner provided in paragraph L of this Order is hereby approved.

15. Except as expressly provided herein and unless waived, relinquished, excluded, released, compromised, or settled under the Plan, all causes of action which were property of the Debtors on the Petition Date are preserved for the Liquidation Trust. For the avoidance of doubt, the preserved causes of action include, but are not limited to all causes of action preserved in Article V.G.4 of the Plan, disclosed in the Disclosure Statement, all D&O Retained Claims, all Causes of Action included in the Plan Supplement and all 502(d) and Share Lending Claims, including Avoidance Actions with respect to the Notes claim.

16. All sales of the Debtors’ property through the Liquidation Trust are in accordance with the Plan, and are free and clear of all claims and interests of creditors, equity security holders, and general partners in the Debtors pursuant to section 1141(c).

17. Pursuant to section 1146(a) of the Bankruptcy Code, any issuance, transfer, or exchange of any security under the Plan, or the making or deliver of any instrument of transfer under the Plan, including the sale, assignment or transfer of any asset, shall not be taxed under any law imposing a stamp tax or similar tax.

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18. All parties of interest are authorized to object to the amount and reasonableness of the professional fees of the Ad Hoc Consortium and claimed as an Administrative Expense Claim. Any such objection must be lodged in accordance with the timing provided under the Federal Rules of Bankruptcy Procedure and the Plan deadline. In no event may any party object to the character of any fees and expenses of the Ad Hoc Consortium as an Administrative Expense Claim under the Plan.

19. Only to the fullest extent provided by applicable law, neither the Debtors, Committee, Ad Hoc Consortium nor any of their respective members, officers, directors, employees, advisors, agents or Professionals shall have or incur any liability to any holder of a Claim for any action or omission in connection with, related to, or arising out of, the Bankruptcy Cases, the preparation or formulation of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan, except for willful misconduct or gross negligence, and in all respects, the Debtors, the Committee, and the Ad Hoc Consortium and each of their respective members, officers, directors, employees, advisors, agents and Professionals shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that nothing in the Plan shall, or shall be deemed to, release or exculpate such parties with respect to their obligation or covenants arising pursuant to the Plan.

20. No just reason exists for the delay in implementation of this Order, This Order is a final and appealable order pursuant to Federal Rule of Bankruptcy Procedure 7054(a) and 9014.

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21. The Debtors are directed to serve a notice of the entry of this Order and the deadlines and bar dates established under the Plan and this Order, and a Notice of the Effective Date on all parties that received the Procedures Order within 10 days after the Effective Date

22. This Court shall reserve and retain jurisdiction to enforce the terms of this Confirmation Order.

Signed on July 30, 2012	/s/ Thomas J. Tucker
Thomas J. Tucker
United States Bankruptcy Judge

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Form ntcconfclos

211 West Fort Street

Detroit, MI 48226

UNITED STATES BANKRUPTCY COURT

Eastern District of Michigan

Case No.: 12-43166-tjt

Chapter: 11

In Re: (NAME OF DEBTOR(S))

Energy Conversion Devices, Inc.

3800 Lapeer Road

Auburn Hills, MI 48326

Social Security No.:

Employer’s Tax I.D. No.:

38-1749884

NOTICE OF CONFIRMATION AND OPPORTUNITY

TO OBJECT TO THE CLOSING OF THE CASE

To the Creditors of the above-named Debtor:

NOTICE IS HEREBY GIVEN that the Combined Plan and Disclosure Statement filed on 05/31/2012 was confirmed on 07/30/2012 .

The Court will find that the estate has been fully administered and will enter a final decree closing the case in 60 days unless, within that time, an objection is filed. If an objection is filed, it will be set for hearing.

If the closing is delayed past this time period for any reason, the burden will be on the debtor’s counsel to notify the clerk when it is appropriate to close the case so that unnecessary U.S. Trustee fees will not accrue.

Dated: 7/30/12

BY THE COURT

Katherine B. Gullo, Clerk of Court
UNITED STATES BANKRUPTCY COURT

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